SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

MeetMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

March 7, 2013

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 585141104

1		NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,813,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,813,281
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,813,281
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 585141104

1		NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,813,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,813,281
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,813,281
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14		TYPE OF REPORTING PERSON* OO

This Amendment No. 6 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, Amendment No. 4 previously filed on September 19, 2011 and Amendment No. 5 previously filed on November 14, 2011 (as so amended and as amended by this Amendment No. 6, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 6 refers only to information which has materially changed since the filing of Amendment No. 5 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On March 7, 2013, MATT Inc. exercised Warrants for the purchase of 2,147 shares of Common Stock.  MATT Inc. paid the exercise price for such shares of Common Stock by offsetting such amount against the principal and interest due to it from the Company pursuant to the Promissory Note.  MATT Inc. exercise such Warrants pursuant to the terms of the Warrant Exercise and Note Cancellation Agreement described below.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On March 7, 2013, AHMSA and MATT Inc. delivered to the Company the Warrant Exercise and Note Cancellation Agreement (the “Exercise and Cancellation Agreement”).  Under the terms of the Exercise and Cancellation Agreement:  (1) AHMSA satisfied the $6,248,274 and all related amounts claimed by the Company against AHMSA, by causing MATT to reduce the Company’s obligations under the Promissory Note by such amount, (2) as described in Item 3 above, MATT exercised a portion of the Warrants such that the balance due on the Promissory Note was satisfied through the offset of the exercise price, and (3) as additional consideration to the Company, AHMSA agreed to cause MATT to either exercise or forfeit a portion of the remaining Warrants as described below, and in each case, on the terms and subject to the conditions set forth in the Exercise and Cancellation Agreement.

Under the Exercise and Cancellation Agreement, MATT Inc. agreed to (1) on or prior to the last Business Day (as such term is defined in the Exercise and Cancellation Agreement) of March 2013, (a) exercise Warrants with an aggregate exercise price of $200,000 based on the then effective exercise price of the Warrants or (b) elect in writing to forfeit a portion of the Warrants corresponding to a number of Warrant Shares with an aggregate exercise price of

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$200,000 based on the then effective exercise price of the Warrants and (2) on or prior to the last Business Day of each month commencing April 2013 to January 2014, (a) exercise Warrants with an aggregate exercise price of $180,000 based on the then effective exercise price of the Warrants or (b) elect in writing to forfeit a portion of the Warrants corresponding to a number of Warrant Shares with an aggregate exercise price of $180,000 based on the then effective exercise price of the Warrants.

The description of the Exercise and Cancellation Agreement contained herein is qualified in its entirety by reference to the Exercise and Cancellation Agreement, which is filed as Exhibit 99.20 to the Schedule 13D and is hereby incorporated by reference.

Except as set forth above in the Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           MATT Inc. beneficially owns 4,813,281 shares of Common Stock, consisting of the 1,335,480 shares of Common Stock held by MATT Inc., the 1,997,853 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. and the 1,479,948 shares  of Common Stock issuable upon conversion of the 1,000,000 shares of Series A-1 Preferred Stock purchased by MATT Inc. pursuant to the November Securities Purchase Agreement (collectively, the “Shares”).  AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 11.9% of 40,474,453 total shares of Common Stock, calculated as the sum of (i) the 36,994,505 shares of Common Stock outstanding as of November 9, 2012, as represented by the Company in its most recent report on Form 10-Q filed on November 9, 2012, (ii) the 2,147 shares of common stock acquired by MATT Inc. pursuant to the exercise of Warrants in connection with the Exercise and Cancellation Agreement, (iii) the 1,997,853 shares of Common Stock issuable upon exercise of the Warrants and (iii) the 1,479,948 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock.  The 40,474,453 Shares set forth in clauses (i) through (iv) above are hereinafter referred to as the “Aggregate Share Number.”  Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 107,250 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 90,500 shares of Common Stock.  Such shares represent less than 0.3% of 40,564,953 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 90,500 shares of Common Stock issuable upon exercise of such options.

(c)           Other than as described in Item 4 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of

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Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, the Company, AHMSA and MATT Inc. entered into the Exercise and Cancellation Agreement.  The information included in Item 4 above regarding the Exercise and Cancellation Agreement is incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits.

99.20	Warrant Exercise and Note Cancellation Agreement, delivered March 7, 2013, by and between MeetMe, Inc. and Mexicans & Americans Trading Together, Inc.

[Signatures on following page]

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2013

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:  /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By: /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF MEETME, INC.]

EXHIBIT INDEX

Exhibit Number	Description
99.20	Warrant Exercise and Note Cancellation Agreement, delivered March 7, 2013, by and between MeetMe, Inc. and Mexicans & Americans Trading Together, Inc.